Q77(h) (Change in Control)
Virtus Multi-Strategy Target Return Fund (Series 6):
Morgan Stanley Smith Barney ("MSSB"), on behalf of its customers, acquired control on or about March 3, 2016, due to a series of purchases. As of the end of the period, MSSB owned 26.73% of the Fund's shares (as measured in assets).